Welcome to THB: The Human Baton!



Invest in THB - a next generation, sports media and tech company – with a product envisioned to be the future of sports entertainment: The Human Baton relay race.

Our team of world-renowned experts from sports, media and technology combine unique content storytelling and personalized fan experiences to enhance audience engagement through an innovative technology platform that could be applied to sports leagues around the world!

Watch Our Teaser here!

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Investment Opportunity

Join us as we create the future of sports and entertainment! Here at THB, we are:

- **A revolutionary sports and media business that aims to enhance fan and audience engagement through an innovative technology platform that could be applied to sports leagues around the world**
- **An award-winning team from around the globe with senior experience at leading broadcast, marketing, sports and tech companies, such as Ninja Warrior, Microsoft, Blackthorn Media, M&C Saatchi, NCR and many more, including successful entrepreneurial ventures and exits**
- **Bringing to market its flagship product, The Human Baton, an adrenaline-fueled relay race across five race disciplines where the athletes are the batons, creating a unique human connection between athletes, fans and audiences**
- **An attractive high growth, global business model with multiple cash generating revenue streams and the potential for investor payouts in the early years of operation**
- **Raising $5,355,750 at a unit price of $7.10, and if fully subscribed, an estimated post money company valuation of $17,851,750**

Our Flagship Product



Introducing THB's flagship product: The Human Baton Super Sport Relay Race

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The Human Baton Super Sport Relay Race

The Human Baton takes the relay race concept to create the ultimate super sport, where an endurance athlete is passed along the race route as the Human Baton, connecting race fans and audiences with the adventure and the story from the inside. The Baton Athletes provide an emotional connection with the audience as they are selected, train and then race. The franchise race series combines the excitement of GT Super Cars, Drift Cars, Desert Rally Raid Vehicles, Thundercat Race Boats, Endurance Horses, and Helicopters into one racecourse, through multiple legs. During this adrenalin-filled race series, the league of expert race teams and drivers propel their baton athletes forward through the racecourse, across each terrain and screaming through to the finish line.



Wired technologically to immerse the world in their adventure, the Baton Athlete generates excitement that is experienced first-hand through THB's technology platform across multiple devices, from phones to gaming consoles, for audiences and fans to enjoy when, where and how they want it. Fans can watch the content as both a race and an adventure, as THB advances the Alternative Programming (Reality TV) broadcast model to suit modern day audiences.

There are multiple race events in each race cycle, which culminate in a championship race spectacle, the Global Premier Race Event. The race action takes place over two days across land, sea, and air, from one race discipline to the next, over open terrain rather than solely on a traditional racetrack. Team owners, expert drivers, and Batons find themselves inside a new race, while following the guidelines of the existing sanctioning bodies of the individual

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disciplines, taking the fans and audience into exciting new territory. In The Human Baton Super Sport Relay Race...**Every Second Counts!**

Market Challenge

Sports and entertainment businesses are challenged by fan engagement and box office attendance, resulting in audience fragmentation. Audiences and fans are moving away from traditional broadcast making it more difficult for the sports industry to understand their habits and engage them effectively, as their desire for experiential and innovative entertainment has evolved. This fragmentation is one of the leading concerns for sponsors, as they seek more transparency on the returns on their investments.

"Overall reach for sports hasn't declined; ratings have dropped because fans are watching fewer and shorter sessions. Sports marketers who target the right fan bases will build stronger fan bases than ever before"
Dan Singer
McKinsey & Co.



Our Solution

THB aims to unite fans, sports and technology to resolve audience fragmentation and deliver immersive audience and fan experiences to forge deeper connections. Through our flagship product, cutting-edge content production, and multiple channel fan engagement platform, we seek to evolve sports and entertainment through our super sport franchise, The Human Baton, changing lives with adventure through our relay race series.

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Our Company

THB Holdco, LLC. (THB) is a Fan-First, Tech Led Sports and Media Company. As a media company, we aim to unite fans, sports, and technology through innovation and aim to resolve global viewership fragmentation in sports and entertainment. The company champions the use of existing technology while building new technology to deliver immersive audience experiences and forge deeper fan connection. Taking an innovative approach to audience reach, THB produces and curates varying lengths of engaging content to bring together its audience. THB applies its expertise in performance marketing, advertising, and hospitality to align partners and sponsors with fans at scale and targeted audiences, with an objective to provide transparent return on investment to its advertisers. The award-winning team, that has come together from around the world, provides renowned experience to deliver success and build the global sports and media company of the future.

Our Technology

Underpinning THB will be our proprietary multi-channel content delivery and fan engagement platform that connects audience and fans to the Baton Athletes and their sponsors. Using an innovative approach to user interface and user experience, across multiple channels and content formats, THB creates new ways to entertain and engage fans while enabling real-time audience tracking and data collection.



The platform's engagement app is being built to reach fans on their mobile devices, laptops, gaming consoles, augmented and virtual reality devices, and televisions, with the goal of the platform to be applied and licensed to existing global sport franchises and partners around the world. The THB technology team creating the platform have designed and developed world-class technologies at companies like NCR and Microsoft, including platforms such as Xbox Live and Microsoft Cloud. This expertise is coupled with Academy Award winning experiential and special effects expertise to transform the way fans and audiences experience sports and entertainment globally.

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An Award-Winning Team

THB has brought together an award-winning team of international professionals to deliver unique content storytelling with immersive technology to unify fans and sports. Here are a few of our team's credentials:

- Won an Academy Award for Special Effects
- Ran and fine-tuned some of the hardest Ninja Warrior courses in the world
- Produced 100's of hours of (live) entertainment
- Designed technologies used by millions of fans around the world
- Created software technologies to find audiences and bring those technologies to market
- Designed and executed wireless tech in some of Las Vegas' biggest resorts
- Launched two start-ups that became multi-billion USD annual revenue companies
- Promoted the use of emerging digital technologies in underserved countries
- Delivered marketing for Formula 1 & X Games
- Served as a Major General in the service of Her Majesty, Queen Elizabeth
- Designed and managed major automotive races across North America
- Raced teams across multiple deserts in the world-famous Dakar Rally
- Trained with military Special Forces in the jungles of Borneo
- Produced the logistics to get race teams and Royals across the Arctic and to the North Pole
- Executed a two-man row across the Atlantic

Check Out Our Executive Producer's video reel here!



The Race

The Human Baton Athlete

The Human Baton is a new breed of athlete, an athlete at the top of his or her game - a co-pilot, a navigator and the eyes and ears to the audience and fans. Baton Athletes are the story, the legends being created, yet they are endurance athletes, sports figures, celebrities, underdogs, or qualified, everyday people, wired with the latest audio and video technology keeping the audience and fans engaged throughout the journey.

Baton Athletes are through story and human connection, the nexus of The Human Baton Franchise.



Batons Sprinting through Transitions — Every Second Counts!

Baton Athletes begin their journey by training to learn each and every sport discipline as well as the art of race navigation. Their journey is captured by the THB production team while fans and audiences are entertained and captivated. To be selected by team owners and make the cut to compete, they will have to prove themselves in front of a global audience. They start by learning to tandem freefall from a helicopter at 15,000 feet. Then they learn to navigate from the race seat of a Drift Car, Rally Raid Vehicle, and high-speed GT Supercar. Training continues from the bow of a Thundercat race boat, and the saddle of an Endurance Stallion. Fans will feel their pain and celebrate their victories while the stories culminate in the Global Premier Race Event in the first of the relay race series of The Human Baton!

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We Are The Human Baton

We are a group of men and women from all around the world. We are endurance athletes, weekend warriors, professionals, and people of varied cultures and orientation - training for an epic race adventure while telling our stories to the world and finding our internal hero. While our goal is to win, our mission is to stand for something, bettering ourselves and the world around us, forever changing sports and entertainment along the journey.



Alia

Dean

Hung

Byron

Audience & Fans

At THB, our fan-first initiative drives the focus we place on sports fans and the audience while we capture and deliver The Human Baton race action from the inside, telling human stories from a first-person perspective. The fan experience is built into the design of the tech platform knowing that fans might be watching snippets of the action from a bus bench or the backseat of a car, on a mobile phone or tablet, and may want to immerse themselves at a time of their own choosing following today's trend of audience viewing preferences. For example, during the race real time content is captured from cameras worn by the Batons, drivers and team members including biometric data, cameras in vehicles and cameras outside of vehicles, which enable incredible sports action. All the while, overhead drones capture wide-angle content. The audience and fans can select the content as produced across these varying perspectives to personalize the real time experience on their own viewing devices, deciding how deep into the action they want dive at any given time. Our goal is to enhance the sports fan experience bringing fans closer than ever before to the sports they love. We use next generation technology to reach our fans then break down the barriers between fan and athlete, bringing them closer together and by providing immersive and engaging experiences.

Race Series

Each race cycle contains three training & qualifier Pre-Event competitions leading up to the Global Premier Relay Race Event, followed by three Post-Events. Each event in a cycle is intended to travel to a new global city, adapting to each location's landscape and environment.

The inaugural Human Baton Pre-Event is currently scheduled to take place at the SpeedVegas racetrack, where visitors come from every corner of the world to enjoy the city of Las Vegas. Here, the Human Baton Athletes will complete training in Helicopters, Drift Cars, Super Cars and Rally Raid Vehicles. Training for the other disciplines will occur in future locations leading up to the Global Premier Relay Race Event.

The Global Premier Relay Race Event is two days of intense competition which scales up to 500 square miles of race course over land, sea, and air. The Premier Event is the only event in the cycle that features all 5 race disciplines earning its Super Sport name.

As champions are crowned at the end of each Premier Event, a new international host city is announced for the next Premier Event. The Human Baton Relay Race Series intends to repeat year after year, with a goal to visit a new continent for each Event as the franchise expands.


Concert
Gala
4 Months
4 Months
4 Months
SPEED VEGAS
START
Pre-Event 1
Pre-Event 2
Pre-Event 3
Closing Party
Premier Race Event

Each Race Cycle Culminates in a Global Premier Race Event

Team Ownership & The League

The Human Baton provides for race team ownership in a business franchise environment similar to the NFL or Premier Leagues. Private and corporate teams comprise the field of up to 30 team slots in the Global Premier Event. The new team franchises may generate increased fan viewership as teams build their brands.

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Team Owners pay the registration fee and the costs to train, qualify in pre-events, and race in the Premier Event. These amounts are a fraction of multi-millions required to compete in the professional racing marketplace. So, an opening exists for Team Owners to have sponsors and branding opportunities, allowing for the potential to build profitable franchise teams. One of the key goals of THB is to provide for a healthy franchise that can facilitate value creation for Team Owners. Team Sponsorship covers a variety of race formats and existing fan bases.

Timeline

The lead-up to the Global Premier Event spans an 18-month period. Audience and fan connections start with our core race disciplines and then are broadened to reach a larger audience and fan base. During this time, the THB tech build, marketing, and sponsorship campaigns activate simultaneously.

Presently, the THB executive team, race drivers, and Baton Athletes are at the starting gate, and the nexus for investment and implementation is now.


Today
Human Baton Concept Developed
Race Design
Development Phase
Country Recce
Talent Scouting
Advisory Board Retained
Baton Athletes Recruited
Affiliates Engaged
Phase 1
Driver Roster Developed
Vehicle Inventory Established
Key Leadership Retained
Produced Media Shoots
Host Country Engaged
PreEvent 1
Phase 2
Tier-1 Sponsorship Signed
Technology Platform Build
Team Registrations
PreEvent 2
Branding & Markeing Design
Phase 3
Race Build
PreEvent 3
Gala Events
Premiere Race Event
Broadcast
Ongoing Phase

Our Business

THB principally earns revenue through global sponsorships, VIP hospitality, digital economy (e.g. online revenue), global broadcast rights, team registration fees and race services. Additional revenue categories include licensing and merchandising. These multiple revenue streams position THB for high growth, globally at scale.



As a sports and media company, THB uses its technology platform to immerse fans and audiences into dramatic stories of competition, challenge and triumph. THB can generate multiple revenue streams through The Human Baton super sport franchise, these revenue streams enable The Human Baton to move beyond individual, annual or bi-annual events, such as 24 Hour Le Mans of the Volvo Ocean Race. THB can expand the business globally from the outset with its technology and into an annual, competitive series, culminating with a main Premier Event each year, similar to the PGA Tour and the UFC.

Sponsorship

Audiences and fans are consuming sports and entertainment content in differing and varying durations, on multiple devices, and through multiple distribution channels. Given this change, viewership ratings have become difficult to track let alone accurately quantify, creating fragmentation. Being designed by The Human Baton's seasoned executive team, its technology platform uses data captured during user engagement and content distribution

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across its entire audience and fan base in order to deliver targeted advertising and marketing during key moments of the Baton Athlete's journey and peak moments of the THB race cycle.

Additionally, with multiple sports disciplines designed into the relay race, sponsors using their brand images and logos have a wide array of traditional placement opportunities to capture audience awareness during training, pre-events and the Premier Event. Collectively, this approach translates into an end-to-end value proposition for key sponsors and partners.

Throughout the duration of the Premier Events timeline, sponsors work directly with THB to design targeted online advertising campaigns across the THB ecosystem, allowing companies to tell their brand stories over time. Corporate sponsors may use the lead up Pre-Events to activate their products within the race as branded content. Corporate teams may drive hundreds of hours of storyline content with brand affiliation streamed across the THB ecosystem and the entire race cycle.


THB Provides a Multi-Faceted Approach to Deliver Sponsorship Value
Sponsoring a Corporate Team
JAGUAR
LAND ROVER
Tv Broadcast
Video Gaming Plattforms
Telling Your Brand Story Over Time
Social Media
Streaming Content Audience
Concert
Gala
Showcasing Your Products
START
Pre-Event 1
Pre-Event 2
Pre-Event 3
Premier Race Event
Closing Party

Digital Economy

The THB digital economy, audience outreach strategy is designed to identify and target audiences in multiple market segments. Using this strategy, we can create a presence across multiple tech partner and social platforms, while delivering specialized content designed with the fan in mind. THB's audience outreach strategy is designed by M&C Saatchi

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Performance to give fans and audiences the content they are passionate to watch, when they want to watch, and how they want to watch it. THB learns how users engage with the content in order to give fans and audiences a unique viewing experience. By understanding in detail its audiences viewing preferences and viewing habits, THB is well positioned to deliver exceptional value to its sponsors and generate online revenue streams consistent with those preferences and personas.


TV Broadcast Audience
eSports Audience
Video Gamers
Video Game Platform Audience
Licensed Gaming
VR Experience Audience
Technology Curious
Celebrity Fans
Powerboat Fans
World Rally Fans
Ninja Warrior Audience
Endurance Athletes
Reality TV Audience
Supercar Fans
Military Veterans
Driftcar Fans
Adventure Travelers
Social Media Audience
Horse Racing Fans
CrossFit Athletes
Streaming Content Audience

THB Audience Reach Sampling Around the Globe

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Hospitality



Artist rendering of eco-friendly hospitality and transition camps

Throughout each cycle of the The Human Baton race series, THB sponsors, partners, and incentive award winners are invited to attend thrilling and unique hospitality experiences in each event location. Those people in attendance will experience opening night concerts and galas designed to be spectacular by some of the leading producers in entertainment, such as our affiliate, Fireplay, the award- winning creative design studio behind projects like the Justin Timberlake World Tour, The Super Bowl Halftime Show, Billie Eilish concert tour and James Taylor show series at Caesars Palace, in Las Vegas.

One Over Chaos Visions and Creations will use their talents to create immersive experiences for live audiences in attendance of THB's Pre-events and Premier Race hospitality areas and beyond to create an environment which "transforms the ordinary into something extraordinary" immersing our fans even more deeply into the THB story.

For race fans with a passion for participation, THB offers The Shadow Team Experience - where qualified fans may shadow the race from leg-to-leg inside a support vehicle, experiencing the thrills of nearly every twist and turn of the course over land and sea.

Team Registration & Race Services

Team Owners entering the league may choose to build their teams with THB's involvement. After registration, Team Owners may elect to access the Human Baton Race Services (HBRS) race vehicle and staffing asset inventory. The HBRS' database provides an online, race team asset hub, access to the Baton Athlete pool roster, driver options, and a race team management locator. This allows an entire race team to be built from a pre-certified roster of race professionals.

The business of team ownership is built through sponsorships, prize pools, and league bonuses which are based on the overall performance of the franchise. As The Human Baton race cycles proceed and a global audience is built, the executive team provides additional focus on expanding the business across multiple regions to create global franchise and licensing opportunities. The expanded marketplace creates additional opportunities for team franchises to brand themselves into a global league from the outset.

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Entertainment

Captured by THB Studios, The Human Baton Super Sport Relay Race is a cinematic journey which unfolds with the Baton Athletes as hopeful candidates, then follows their adventures to the Premier Race Event and beyond. Like all great stories, there are bigger-than-life characters, with the drama of victory as well as defeat.

"When push comes to shove, The Human Baton is a quest, an adventure, a tale of heroism, and survival, of overcoming obstacles and to learn in the end to come out victorious"
Dr. Ellen Helsper
Audience Engagement

Using advanced production technology, and ongoing media shoots, THB continues to capture hundreds of hours of first-person style content to immerse race fans into the story with the option to engage on the device of their choice. Leveraging advances in high speed connectivity and the consumer availability of multiple types of streaming devices, THB Studios will produce content for streaming platforms, broadcast licensing, short-form social media, and long form programming, while also capturing content for revenue streams such as virtual reality devices, gamification, and branded content campaigns. We call if first-person sports and entertainment.



"What do you mean get out and change the tire?" - Baton and Driver moments

Competitive Landscape

THB is a sports and media company, which also has touch points in many verticals outside of sports and entertainment like technology, social networking, e-sports, gaming, broadcast and media streaming. As these verticals continue to grow, THB aims to capture a fraction of that market share, which provides an opportunity for accelerated, high revenue growth. THB competes for fan and audience attention within these verticals where we seek to engage fans with our creative content.

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The Human Baton Competes for Fan and Audience Attention

Sports & Technology

Social Networking

E-Sports & Gaming

THB

Broadcast & Streaming

Our Social Responsibility

THB's goal is to limit its environmental footprint and seize win-win opportunities to bring positive impact to the community, environment, and business. The executive team uses its collective experience in sustainability and passion for the power of sport and entertainment for good. When designing the race, THB created a model which perpetuates a high social responsibility standard for its people and partners. To drive this mission, THB has onboarded a sustainability expert to enable this strategy. A true commitment to sustainability and social responsibility can bring positive results to the triple bottom line - people, planet and profit.

  

- Impacting through the THB ecosystem the Sustainable Development Goals of the United Nations.
- Amplifying through our people, fans, and audience the mission-based causes of our partners and sponsors.
- Reducing through environmental consciousness the carbon footprint on our planet.

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THB aims to hold high standards and grow its sustainability initiatives into the future. We intend to introduce an eco-leg into each premier event, beginning with our Endurance Horse leg, with a goal to evolve all legs towards future fuels or eco based sports disciplines. We intend to require all race support vehicles to meet eco or future fuel standards and finally, use existing infrastructures in each location to deliver almost all elements of the race cycle without additional investment by the host country.

The THB ethos also encourages all athletes, drivers and teams to represent a cause which they are proud to support; as a media company THB may build these messages into our stories, content, and audience reach, and throughout our global ecosystem.

"Now Playing"

Great entertainment starts with a great story. Take a look behind the scenes at the talented group of people and events that brought us to the starting line of this exciting race adventure.



Batons in Action

The Baton Athletes are greeting fans at the Long Beach Grand Prix Formula Drift competition, then training for the Le Mans-style start at the Grange Race Circuit. At the Vore Adrenaline Compound in Nevada they learned to navigate while airborne in Rally Raid Vehicles - but it was the transition training where they felt the g-force power of a GT Supercar that tested their limits.



The Human Baton Athletes

Presenting the first of the Baton Athletes. Whether skydiving from a Helicopter or traveling at max speed in a Thundercat Race Boat, these Batons are ready to be cool, calm & collected at terminal velocity.


David
Byron
Dean
Johan
David
Nilla
Alia
Erik
Karin
Theo
Seth
Hung

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Expert Drivers

The Human Baton Race Drivers brought their A-game to the track to meet our top-level Baton Athletes and combine their experience. The result - the first Human Baton race team stories and relationships have taken root.


Jeff Jones
verizon
FORZA
Courtney Kenobi
Rome Charpentier
Ben Gott

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The Vehicles

The Human Baton brings successful racing formats together to create an adrenalin-filled Super Sport Relay Race.


Togue Style Drift
Desert Rally Raid
GT Supercar
Endurance Horse
Thundercat Race Boats

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Check out Behind the Scenes Outtakes of Baton Athletes in Race Training here!



Our Team

Stev Stephens
Managing Director - Founder
Former Ninja Warrior Business Development

Stev Stephens is the Co-Creator of The Human Baton franchise. He recently held the title of Executive Producer and Director of Business Development for ATS Filmworks, after producing over 800 television episodes and winning three Image Awards with Public Broadcasting Systems (PBS) of America. With Tokyo Broadcasting and ATS Filmworks he collaborated to bring adventures to life on the highly acclaimed, international Ninja Warrior franchise. He has created a successful career in the media industry by leveraging his producing and logistical talents. Alongside Mark Burnett and Co., he developed the television and event ground production plans for the Emmy nominated, "Eco-Challenge: Australia Adventure Race" covering over 300 miles of the Australian territories. Stev specializes in developing large events and television shows that take place in multiple locations all over the world including political conventions, acclaimed reality shows, and arena-scale live productions.

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Phillip Carrington
Race Management - Founder

 Phillip Carrington served eight years in the Royal Marines Commandos gaining skills and experience, which allowed him to become an accomplished expedition leader, commercial diver, and professional rope access climber. He has created international adventure sports shows for television and is the Co-Creator of The Human Baton. Phil doesn't just create these spectacles – he lives them; including planning and executing a two man crossing of the Atlantic in a rowboat, kayaking 2300 miles down the Yukon River, 1000 miles from Switzerland to the London Eye down the Rhine, and then running 7 marathons back to back through the Grand Canyon, and a host of numerous adventures around the world. Phil lives in Chamonix, France with his wife and two kids, yet he still trains and makes time for expeditions and competitive races.

Christopher Darnell
Chief Executive Officer
Former Microsoft Cloud & XBox

Christopher Darnell is a global executive with significant board of director experience across four continents – North America, South America, Europe and Africa. He has developed, executed and led entrepreneurial initiatives for start-ups and high growth businesses, from within large corporations to newly founded companies. Industries include energy, media and entertainment, real estate and technology. Mr. Darnell has overseen the investment of more than US $1.5 billion in emerging markets, start-up and high growth businesses. He started his career at Southern Company in finance, where he worked for 10 years. Later, he worked for Microsoft also for 10 years, where he was on the leadership teams that launched Microsoft Cloud and Xbox's entertainment platform, among others. Following Microsoft, he founded his own start-up, which he exited in 2017. Building new businesses from the ground up is his lifelong passion, from being a DJ in his youth to the path that led him right here to THB!

Jeff Romeo
Chief Marketing Officer
Former Formula 1 & X Games Marketing

Jeff Romeo is a multi-award-winning marketing professional of 20 years. He specializes in developing global strategic programmes for sports, entertainment and technology clients working with business leaders to enhance reputation and accelerate growth. Jeff has served as a Senior Director at the global communications agency, Edelman, and a Founder and CEO of marketing strategists, VJR Consulting. He has provided counsel to industry leaders including Sony, Microsoft, Adobe,

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Twitch and BAFTA; has led teams in Rio 2016, UEFA Champions League, Africa Cup of Nations, FIBA, Formula One, World Endurance Championships and has worked with a catalogue of leading athletes and stars from stage and screen. Previously, Jeff founded the successful lifestyle marketing agency, Motion PR & Management boasting an impressive client list including athletes Tony Hawk, Kelly Slater, Shaun Palmer, Dave Mirra and Terje Haakonsen, events; BoarderX Tour, BikerX Tour and the Swatch Wave Tour and brands; Pepsi Co., Extreme Sports Channel and Mean Fiddler.

Dr. Ellen Helsper
Audience Engagement

Professor Ellen Helsper is the Director of the MSc in Media and Communications (Research Track) in the Media and Communications Department at the London School of Economics and Political Science. Her research interests include new media audiences; interpersonal mediated communication; the links between social and digital inequalities; and methodological innovation in quantitative and qualitative media and communications research. She is involved in the From Digital Skills to Tangible Outcomes; Connected Communities and Inclusive Growth (Connected Cities); Global Kids Online and World Internet research projects. She consults widely for governments, the third world and commercial sector on issues to do with client and citizen engagement in increasingly digital societies.

Andrew Ager
Communications

Andrew (aka Bertie) Ager is a talented strategic and creative communications specialist with over 16 years of experience working with some of the world's leading brands, sponsors and events to develop creative & strategic communications campaigns which deliver standout international media coverage, consumer awareness and brand profile in the areas of youth, sport, drinks and entertainment. Andrew has developed marketing and communications campaigns across a broad range of international sports-based clients, and has first-hand experience delivering marketing campaigns for major sports events including; multiple Olympic Games, FIFA World Cup, the Volvo Ocean Race plus extreme sports including the Freeride World Tour.

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Barnett Fletcher
Sponsorship & Partnership

 Mr. Fletcher is a highly accomplished and entrepreneurial marketer and new business developer with a broad and influential international network and a proven track record in the envisioning and delivery of breakthrough results for the world's leading companies and brands including Santander, Vodafone, Intel, Nestle, Unilever and LG. Barnett has worldwide board level experience includes McCann-Erickson World Group / Momentum. He has combined the vision and confidence to launch, build and sell three agencies – each serving major global clients – including Google, Nestle, Motorola, Unilever.

Ben Gott
Racecourse Design

Ben is one of the leading experts in the UK on Rally Raiding and Race logistics. Having participated in over a decade of Dakar rallies in his 25 plus years of Motorsport, Ben has worked in every role from mechanic to Team Owner and has raced across the globe as a result. Knowing how a race works from the inside out is crucial. Ben brings his hard-earned race knowledge to the dynamic THB Team, to design and sharpen the race route, rules, transition camps and logistics across all the genres of the sports. As an international Racer, Team Owner, and Race Advisor to Dakar Rally, he will also function as the Compliance Manager and Road Rally Division Manager.

Erik Placko
Baton Athlete Training & Management

 Erik has a life-long experience training and participating in extreme sports. He has worked with global broadcasters and production companies – stunt testing for international broadcasts of the Ninja Warrior franchise. He is an experienced Obstacle Course Racer, and constantly works to hone his skills in the discipline of Parkour/Freerunning. His expertise as a professional athlete opened up doors toward building and testing official Ninja Warrior courses all around the world. As the Baton Athlete Manager, he is now a part of the team that develops cutting-edge, training techniques for the adrenalin-filled, super sport race event, which may pave the way for a new breed of athletes all around the world. Currently living in Sweden, he is a serial entrepreneur whose background is engineering in Computer and Electrical Science.

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Scott Hoyle
Risk Assessment

Scott Hoyle spent 20 years as a Royal Marines Commando, amassing a wealth of vital logistics and international Security / Executive Protection experience. As Operations Manager for an international Security Firm he is liaison to extremely high profile clients including protection for ships traveling through the Gulf of Aden (made famous by the blockbuster "Captain Phillips"). Scott coordinates logistics and transfer of vital equipment to a variety of countries while complying with their various laws, local ordinances and international codes. He also coordinates the movements of armed security teams from company's facilities in the UK to the international territories where they are deployed.

Courtney Kenobi
Technology

Courtney Kenobi will oversee all Digital Technology, Virtual Reality design and development, IT, Web Stream vendor teams and technology compliance. She has spent 20 years in the automotive and technology sectors and is actively engaged in strategic planning, and new technology deployments in the gaming, IT and automotive industries. While working for NTT, she has led teams responsible for the creation and implementation of big picture network and security transformations internationally. She is currently managing IT projects across all MGM owned properties. Companies she has worked with include Vodafone, Universal Studios, Ford, Rock Star Games, Caesars Entertainment, MGM Resorts International, Qualcomm, EA Games, DarkTrace, Booking.com, and Allianz.

Brett Williamson
Team Ownership & Franchise

Brett Williamson is a serial entrepreneur dating back to early childhood. At THB he secures and manages the critical team owner relationships. He is also a successful filmmaker and philanthropist. Most recently he exited a successful snack food company as the Vice President of Product Development and held an integral part in its sale to private equity. Brett has worked with large corporations like Wal-Mart, Costco, Aldi, Walgreens, and Tesco, designing and selling successful product lines. With his product development and management experience combined with his adventurous spirit, The Human Baton is a perfect fit.

Keith Wright
Finance

 Keith Wright served at Caesars Entertainment as the Regional Technical Director, in Las Vegas, Nevada, United States. He produces and coordinates event budgets, schedules, calendar of events and developing final cost reporting processes. He has worked for major entertainment companies like Cirque du Soleil, MGM/Mirage, Harrahs Entertainment and Caesars Entertainment in a variety of Technical, Financial and Operational Management Roles. He has managed teams of over 200 people and controlled budgets for 10 properties and over $50 Million. Most recently, Keith has begun Production Specialists of Las Vegas, a production support and consulting company that specializes in high profile special events, launching residencies and opening new venues in Las Vegas and worldwide. Clientele include companies like MGM Resorts, Caesars Entertainment, Meeras Dubai and a multitude of show Producers from around the world.

Nicholas Balon-Perin
Knowledge Management

Nicholas is focusing on THB's knowledge management plan. He is graduating with a master's degree from the Louvain School of Management in Business Engineering. He specialized in Innovation Management, focusing on managing opportunities in line with a company's strategy and developing the organization and ecosystem required to take advantage of them. Currently, he is writing a thesis on agile methodologies for the development and management of business processes. Before starting his Masters degree, Nicholas graduated from the Université Catholique de Louvain in Business Engineering, worked at Uber as an Operation Coordinator and traveled on his own through the United States and South America.

Advisors

Christian Gladwell
Advisor, Technology
Mobile & Audience
M&C Saatchi Performance

 Christian is a C-Suite leader, experienced at building technology to improve consumer's experience with both product and marketing. He is at the forefront of the mobile (and digital) economy across multiple sectors with a focus on entertainment, retail, luxury and fashion.

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Mike Groesch
Advisor, Technology
Strategy
VP and COO Chief of Staff, NCR

 Mike combines systems and financial savvy to create efficient operations and maximize supply chain performance. As an operations and supply chain executive with industrial engineering and Six Sigma Black Belt credentials, he has spearheaded large-scale and business-transforming initiatives at Microsoft Corporation and NCR Corporation. His experience includes conceptualizing and leading supply chain and manufacturing strategy execution for up to $400M in inventory and $2B in revenues. In addition, he has built and led global teams of >3500, maximizing systems and processes to accommodate rapid growth objectives.

Don Coyner
Advisor, Technology
Design and UI & UX
Former Microsoft Xbox

 Don Coyner has 30 years of leadership experience overseeing marketing and user experience design. He spent 8 years at Foote, Cone and Belding and Campbell-Mithun advertising agencies where he managed accounts for major package good clients. He then joined Nintendo where for 7 years he directed key elements of marketing for all product launches including Game Boy, Super NES, Nintendo 64 and all associated games and publications. He spent the last 23 years at Microsoft where he initially was a marketing director in the hardware group and then in 1999 was drafted on to a small team of executives who started Xbox. Once the Xbox project got the greenlight Don was responsible for naming, brand development, advertising, PR, promotions and other marcom activities. In 2002 he moved from marketing to product engineering to start a product planning team for Xbox, Xbox Live and Zune. In this role his team was charged with bringing the voice of the customer deeply into the product development process by defining user scenarios, estimating market sizing and developing value propositions. For his last 13 years at Microsoft he was a Partner Design Director leading hardware and user experience design and research for a wide variety of projects from Xbox 360, Skype, Cortana, OneNote, Zune, Windows Phone and multiple cross-company efforts like unifying the Microsoft design language and a number of product incubations. Don has a Masters Degree in Integrated Communications from Northwestern University and a BA in Communications from the University of Utah.

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Michael Conelly
Advisor, Technology
AR & VR
Blackthorn Media

 Prior Michael is the President and Creative Director of Blackthorn Media, an Academy and Emmy award winning team now bringing their expertise to interactive narrative in AR and room-scale VR. A prolific designer and author with over twenty years of experience in industry-leading computer-generated entertainment, Michael has been featured as a Writer/Director at Sundance and Tribeca for "The Abbot's Book" and "Dragonflight." to founding Blackthorn, he worked as a Digital Effects Supervisor at Rhythm and Hues Studios on films garnering multiple Oscar nominations for their stunning execution. He has been instrumental in shaping cutting edge CG technology and entertainment throughout his career.

David Cullen, CB OBE
Advisor, Business Development
Retired Major General

 After a long and varied career, David Cullen has recently retired from the Services. An Army Board member, as the Assistant Chief of the General Staff, he was the Army's principal representative in the Whitehall, the Capital and Internationally: Working with senior officials, responsible for the development of Defence high level vision, concept and ideas; With Ministers and the Board responsible for the development of the Army's corporate strategy, for the delivery of military strategic advice, including international policy; As the Army's Chief Operating Officer, responsible for the day to day running of the Army, the delivery of Defence transformation and the Army's lead in managing significant change with international partners. He is a widely respected and highly capable commander and staff officer with unrivalled experience of operating at the highest levels of Defence within MOD, NATO and Internationally. Operationally experienced, he has deployed to Northern Ireland, the Falkland Islands, Cyprus, Bosnia, Kosovo, Iraq and Afghanistan. He is now engaged in a diverse portfolio of interests on both sides of the Atlantic, in Africa, Asia and the Middle East – Chairman, Trustee, Director, Adviser; a mix of executive and non-executive board level appointments across the sectors. "It is a big World and you only see a small part of it standing in one place." He is especially interested and focused on the Veteran community, their employment opportunities and careers.

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Jozef Wallis
Advisor, Business Development
Revgenerator

 Jozef has 16 years digital experience in the European web and media industries, both in fixed and mobile communications. He is a serial entrepreneur with 3 successful exits at founder level. He is a UK and European market entry specialist, building teams and presence for two leading US brands. He is an award-winning company builder and business leader, mentor and start-up advisor.

Esben Stockmarr
Advisor, Business Development
Rising Global Partners

 Esben is an entrepreneur and venture developer with extensive experience having launched and scaled companies across three continents. Currently, he is a Founding Partner at Rising Global Partners, a private equity investment and advisory firm, and a Co-founder of Nordic Impact Lab, an impact-focused investment fund. Esben is an experienced business advisor with a particular focus in digital strategy and company scaling, and he mentors startups at Virgin Startup and Google LaunchPad. Esben is a visiting lecturer at Cass Business School Executive Program and an alumnus of MITs global entrepreneurship program.

Our Affiliates

 M&C Saatchi Performance, formally M&C Saatchi Mobile, is a forward-thinking performance marketing agency, operating from eleven offices on four continents. The company delivers world-class performance marketing services to help brands grow in the hyperconnected age. Its data-centric, ROI-positive approach ensures it leads the industry on all fronts.

 Fireplay is the award-winning creative design studio behind projects like the Justin Timberlake World Tour, The Super Bowl Halftime Show, Billie Eilish concert tour and James Taylor show series at Caesars Palace, Las Vegas. Fireplay is a dynamic, open, and collaborative multidisciplinary creative and design studio.



OneOverChaos is an International creative concept design and development company bringing together scenic, spatial and media design to create immersive experiences. OOC transforms the ordinary to something extraordinary by designing environments that actively participate in the audience's experience.



For nearly 30 years, North One Television has been a globally recognized producer of world class factual entertainment, sports and live event TV programming. Starting out as the sports television wing of the Chrysalis Media Group, the company was responsible for Channel 4's seminal coverage of Italian football throughout the 1990s. The company was the first acquisition of what is, today, a global powerhouse - All3Media - becoming North One Television in 2004. More ground breaking sports contracts followed, with global coverage of the World Rally Championship and ITV's Formula 1 coverage, and more recently, worldwide coverage of the Isle of Man TT, world and UK coverage of motorsport's fastest growing race series – Formula E – and, on two wheels, MotoGP for BT Sport in the UK.



Drift Illustrated Magazine is here to help the sport of drifting grow to new levels and to give the people of drift a voice, from the drivers to the photographers to the team mechanics. Drift Illustrated Magazine is the newest online magazine dedicated to the motorsport of drifting, covering all levels including grass roots, pro Formula Drift, international drift news and virtual drift, including Forza Horizon 3 Drift Wars.



What started as a simple television show in Japan has turned into a worldwide phenomenon. Spanning the globe from America, Turkey, Sweden, Bahrain, the United Kingdom, and many more countries, Ninja Warrior is taking over living room prime time television sets by storm. The ATS Team is proud to be on the forefront of its growth, helping expand into continents and countries around the globe.

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Be a Part of THB: The Human Baton

This is a side-by-side offering of Class A units, under registration exemptions 4(a)(6) and 506(c), in THB Holdco, LLC, doing business as THB: The Human Baton. Up to $1,069,998.40 may be raised under the 4(a)(6) exemption. Netcapital will determine which exemption applies to your investment and notify you before you complete your investment.

The amount raised under the two exemptions must total at least $10,000 by October 16, 2019 at 11:59pm ET. If the total doesn't reach its *target*, then your money will be refunded. THB: The Human Baton may issue additional securities to raise up to $5,355,750, the offering's *maximum*.

If the side-by-side offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

$$2,514,331 \text{ units} \times \$7.10 \text{ per unit} = \$17,851,750 \text{ implied valuation}$$

Use of Proceeds

The funds used in this offering are to be used to further the development and growth of THB Holdco LLC, principally attributable to employees and advisors, advancing the design and development of it technology platform, producing events and content, building its audience base, and general and administrative costs, including obligations and finance costs. The company may re-distribute or allocate funds based on specific needs of the business, including strategy and competitiveness, or other factors impacting the potential success of THB.

Uses	If Target Offering Amount is Sold	If Maximum Amount is Sold Under Regulation CF	If Maximum Amount is Sold Under Regulation D
Intermediary Fees	$490	$52,430	$210,002
Employees and advisors	$0	$517,590	$2,073,148
Events, production and audience	$0	$223,512	$895,252
Technology	$0	$226,406	$906,842
General and administrative	$9,510	$50,060	$200,508
Total Use of Proceeds	$10,000	$1,069,998	$4,285,752

Pitch Deck

Click on **Download** to review the pitch deck.

Financials

THB: The Human Baton's official name is THB Holdco, LLC, so that's the name that appears in the statements below. These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC Filings

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemptions 4(a)(6) and 506(c) of the Securities Act of 1933. Similar information is sometimes offered in a Private Placement Memorandum for 506(c) offerings.

Latest offering statement

Here are the links to each of the SEC filings related to this side-by-side offering with investors.

Form C on July 18, 2019

Website

TheHumanBaton.com

Understand the Risks

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially

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different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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